

AR
3/18/2002

02019345

TC3711

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2002

SEC FILE NUMBER

8-48081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING __12/31/01__
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gerard Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N87 W16400 Appleton Avenue
                             (No. and Street)

| Menomonee Falls | WI | 53051-2851 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. Gerard - President   262-250-6458
                                               (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonfield & Company, S.C.
                  (Name — if individual, state last, first, middle name)

| 740 North Plankinton Avenue | Milwaukee | WI | 53203 |
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 2 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Kevin P. Gerard</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Gerard Asset Management, Ltd.</u>, as of <u>December 31</u>, XX<u>2001</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

<u>None</u>

President

Signature

Title

Notary Public
BEVERLY A. UNIS
Notary Public. State of Wis.
My Commission Expires August 4, 2002

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GERARD ASSET MANAGEMENT, LTD.



REPORT ON AUDIT OF FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2001

Bonfield & Company,

S.C.

CERTIFIED PUBLIC ACCOUNTANTS

740 N. Plankinton
Milwaukee, Wisconsin 53203

Report of Independent Auditors

Board of Directors
Gerard Asset Management, Ltd.
Menomonee Falls, Wisconsin

We have audited the accompanying statement of financial condition of Gerard Asset Management, Ltd. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerard Asset Management, Ltd. as of December 31, 2001 and 2000, and the results of its operations, changes in retained earnings, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonfield + Company, S.C.

Certified Public Accountants

January 18, 2002
Milwaukee, Wisconsin

Bonfield & Company, S.C.

CONTENTS

--ooOoo--

FINANCIAL STATEMENTS:

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 46,481	$ 5,086
Commissions receivable	1,818	4,274
Other current assets	1,450	3,380
TOTAL CURRENT ASSETS	49,749	12,740
EQUIPMENT - at cost:		
Office equipment	19,170	15,175
Automobile	34,592	
	53,762	15,175
Less accumulated depreciation	17,426	12,040
	36,336	3,135
OTHER ASSETS:		
Investment in stock and warrants at cost - Note D		62,900
Clearing deposit - Note B	21,500	21,500
	21,500	84,400
	$ 107,585	$ 100,275
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,353	$ 3,196
Wages and payroll taxes payable	37,871	12,589
Accrued retirement plan contribution - Note C	25,507	25,818
Payments due within one year on note payable - Note E	3,898	
TOTAL CURRENT LIABILITIES	70,629	41,603
NOTE PAYABLE, less payments due within one year - Note E	14,520	
STOCKHOLDERS' EQUITY:		
Common stock	5	5
Additional paid in capital	7,495	54,995
Retained earnings	14,936	3,672
	22,436	58,672
	$ 107,585	$ 100,275

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF INCOME

Years ended December 31, 2001 and 2000

	2001	2000
REVENUES:		
Commissions	$ 268,716	$ 233,450
Fees and other	45,808	35,582
	314,524	269,032
COSTS AND EXPENSES:		
Salaries and wages	170,093	113,420
Payroll taxes	9,216	7,367
Commissions	35,900	70,174
Rent and utilities - Note F	8,000	15,103
Repairs and maintenance	3,059	11,777
Telephone	2,342	2,468
Insurance	2,249	2,845
Office supplies and expenses	9,742	7,599
Legal and accounting	7,199	2,699
Dues and licenses	2,789	2,430
Other	5,218	2,341
Interest expense	479	
Depreciation	5,386	1,666
Retirement plan contributions - Note C	28,688	28,380
	290,360	268,269
NET INCOME	$ 24,164	$ 763

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2001 and 2000

	Total	Common stock	Additional paid-in capital	Retained earnings
Balances at December 31, 1999	$ 7,909	$ 5	$ 4,995	$ 2,909
Net income	763			763
Capital contribution	50,000		50,000	
Balances at December 31, 2000	58,672	5	54,995	3,672
Capital contribution	2,500		2,500	
Dividend distribution	(12,900)			(12,900)
Return of capital	(50,000)		(50,000)	
Net income	24,164			24,164
Balances at December 31, 2001	$ 22,436	$ 5	$ 7,495	$ 14,936
Par value		$0.01		
Authorized shares		1,000		
Issued and outstanding shares at December 31:				
2000		500		
2001		500		

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CASH FLOWS

Years ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 24,164	$ 763
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,386	1,666
Change in accounts receivable	2,456	(1,487)
Change in other current assets	1,930	220
Change in clearing deposit		(15,500)
Change in accounts, wages and payroll taxes payable	25,439	8,723
Change in accrued retirement plan contribution	(311)	13,818
NET CASH PROVIDED BY OPERATING ACTIVITIES	59,064	8,203
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in stock and warrants		(62,900)
Purchase of equipment	(17,995)	(2,048)
NET CASH USED BY INVESTING ACTIVITIES	(17,995)	(64,948)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(2,174)	
Capital contribution	2,500	50,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	326	50,000
NET INCREASE (DECREASE) IN CASH	41,395	(6,745)
CASH:		
Beginning of year	5,086	11,831
End of year	$ 46,481	$ 5,086
SUPPLEMENTAL INFORMATION:		
Cash paid for interest expense	$ 479	

See notes to financial statements.

Bonfield & Company, S.C.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001 and 2000

Note A - Description of business and summary of significant accounting policies:

Description of business:
The Company is a member of the National Association of Securities Dealers and is a registered broker-dealer with the Securities and Exchange Commission. The Company is an introducing broker-dealer who forwards its transactions to a clearing broker-dealer on a fully-disclosed basis. All commission revenues are earned from this clearing broker-dealer and from various mutual funds. The Company holds no funds or securities for, nor owes funds or securities to, its customers. Its customers are primarily businesses and individuals in southeastern Wisconsin. The Company also provides retirement plan services to customers for a fee.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash:
The Company treats all highly liquid investments as cash. The clearing deposit is not treated as cash because its use is restricted. The Company monitors the financial condition of the banks where it maintains cash and believes there is no significant credit risk.

Accounts receivable:
All of the Company's accounts receivable are due from its clearing broker-dealer and various mutual funds. Accounts receivables are typically collected in full each month and an allowance for doubtful accounts is not provided.

Depreciation:
The cost of equipment is capitalized and depreciated over its estimated useful life using accelerated methods.

Income taxes:
The Company has elected to be taxed under the S corporation provisions of the Internal Revenue Code and does not pay income taxes on its taxable income. Instead the shareholder is liable for income taxes on the Company's taxable income.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Note B - Clearing deposit:

The Company's clearing broker-dealer, Ragen MacKenzie Incorporated, requires that the Company maintain a security deposit with them. This deposit of $21,500 at December 31, 2001 and 2000 is refundable upon termination of the clearing agreement.

Note C - Retirement plans:

The Company maintains money-purchase and profit-sharing retirement plans for its employees and invests the contributions with various mutual fund companies. Contributions are made at the discretion of the Board of Directors, and were $28,688 for 2001 and $28,380 for 2000. These amounts include accrued contributions of $25,507 at December 31, 2001 and $25,818 at December 31, 2000.

Note D - Investment in stock and warrants:

In 2000, the Company purchased warrants for $3,300 issued by the National Association of Securities Dealers, Inc. In addition, in December, 2000, the Company paid for a subscription for additional warrants and common stock totaling $59,600 which were issued in January, 2001. In August, 2001, the Company distributed the stock and warrants with a cost of $62,900 to its sole shareholder.

Note E - Note payable, statement of cash flows:

The Company acquired an automobile in 2001 and financed $20,592 of its cost with a note payable. The note carries interest at 3.9% and is payable in monthly installments of $379 including interest, through June, 2006. The balance on the note is $18,418 at December 31, 2001.

Future payments on the note payable are:

2002	$3,898
2003	4,052
2004	4,213
2005	4,380
2006	1,875

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Note F - Rent, related party transactions:

The Company leases office facilities under a month to month agreement with its sole stockholder. Payments under the agreement were $8,000 in 2001 and $12,000 in 2000.

Note G - Net capital requirements:

The Company is required by provisions of the Securities Exchange Act of 1934 to maintain net capital of $5,000 and a ratio of aggregate indebtedness to net capital of less than 1500%. These requirements could restrict the payment of dividends.

The Company met these requirements at December 31, as follows:

	2001	2000
Net capital	$27,326	$14,060
Aggregate indebtedness ratio	151.5%	112.3%

Bonfield & Company, S.C.

ADDITIONAL INFORMATION

GERARD ASSET MANAGEMENT, LTD.

COMPUTATION OF NET CAPITAL, EXCESS NET CAPITAL AND AGGREGATE INDEBTEDNESS RATIO

		December 31		
		2001		2000
Total stockholders' equity	$	22,436	$	58,672
Add accrued retirement plan contribution for sole shareholder		25,320		25,818
Less non-allowable assets:				
Minimum cash balance at bank		(1,062)		(1,015)
Other current assets		(1,450)		(3,380)
Equipment - net		(36,336)		(3,135)
Note payable on equipment		18,418		
Investment in stock and warrants				(62,900)
NET CAPITAL		27,326		14,060
Required net capital		(5,000)		(5,000)
EXCESS NET CAPITAL	$	22,326	$	9,060
Total liabilities	$	85,149	$	41,603
Less note payable on equipment		(18,418)		
Less accrued retirement plan contribution for sole stockholder		(25,320)		(25,818)
AGGREGATE INDEBTEDNESS	$	41,411	$	15,785
Ratio of aggregate indebtedness to net capital		151.5%		112.3%

GERARD ASSET MANAGEMENT, LTD.

<u>EXEMPTIVE PROVISION FROM RULE 15c3-3</u>

Exemption from Rule 15c3-3 is claimed at December 31, 2001 and 2000 based on item 25.c.(k) of form X-17A-5 – all customer transactions cleared through another broker-dealer on a fully disclosed basis.

GERARD ASSET MANAGEMENT, LTD.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL
TO AUDITED COMPUTATION OF NET CAPITAL

	December 31	
	2001	2000
Unaudited net capital per form X-17A-5	$ 27,326	$ 17,580
Audit adjustments:		
Change in cash		(5)
Change in commissions receivable		1
Change in accounts, wages, and payroll taxes payable		(3,516)
NET CAPITAL	$ 27,326	$ 14,060

GERARD ASSET MANAGEMENT, LTD.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

Year ended December 31, 2001

Board of Directors
Gerard Asset Management, Ltd.

We have examined the financial statements of Gerard Asset Management, Ltd. as of December 31, 2001 and the year then ended, and have issued our report thereon dated January 18, 2002. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17(a)-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Bonfield & Company, S.C.

      Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Gerard Asset Management, Ltd. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

      We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

      This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory bodies and should not be used for any other purpose.

January 18, 2002

Bonfield + Company, S.C.

Certified Public Accountants